Exhibit 99.1

3 E Network Announces Entry into Material Definitive Agreement, Related Party Transaction and Unregistered Sale of Equity Securities

HONG KONG, China, October 23, 2026 (GLOBE NEWSWIRE) – 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3 E Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider, today entered into a subscription agreement (the “Subscription Agreement”) with 3E NETWORK TECHNOLOGY PTE. LTD., a company incorporated under the laws of Singapore (the “Yang Investor”), and six individual purchasers (collectively with the Yang Investor, the “Purchasers”), for a private placement (the “Private Placement”) of an aggregate of 2,751,789 Class A ordinary shares, par value $0.005 per share, of the Company (the “Class A Ordinary Shares”), at a purchase price of approximately US$1.8170 per share, for aggregate gross cash proceeds to the Company of $5,000,000. On October 23, 2026, the Company announced a two-for-one share consolidation, with its Class A Ordinary Shares expected to begin trading on a post-consolidation basis on October 30, 2026 (the “Nasdaq Market Effective Date”). These share numbers, the par value and the per-share purchase price are stated on a post-consolidation basis. The displayed per-share purchase price is rounded.

Under the Subscription Agreement, the Yang Investor agreed to subscribe for 1,157,823 Class A Ordinary Shares for $2,103,764.12, and each of the six individual purchasers agreed to subscribe for 265,661 Class A Ordinary Shares for $482,705.98, in each case on a post-consolidation basis. Each Purchaser’s obligations are several and not joint. The issuance of the Class A Ordinary Shares under the Subscription Agreement is subject to satisfaction of the applicable conditions thereunder and will not occur before the Nasdaq Market Effective Date.

The Class A Ordinary Shares to be issued and sold under the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder. The Company is relying on such exemption based in part on the Purchasers’ representations, including that each Purchaser is an accredited investor. The Class A Ordinary Shares may not be offered or sold absent registration or an applicable exemption from registration requirements. Neither this press release nor the related Report on Form 6-K constitutes an offer to sell or the solicitation of an offer to buy the securities described herein.

The Yang Investor is controlled by Dr. Tingjun Yang (“Dr. Yang”), the Company’s Chief Executive Officer and a director, and its subscription in the Private Placement constitutes a related-party transaction. The Audit Committee of the Board of Directors reviewed and approved the Private Placement, including the Yang Investor’s participation as a related-party transaction, and recommended approval by the Board of Directors. The Board of Directors approved the Private Placement and the transactions contemplated by the Subscription Agreement. Other than the Yang Investor, none of the Purchasers has any affiliation with or other interest relationship with the Company or its directors or officers.

The Company intends to use the proceeds from the Private Placement for general working capital, ordinary course business operations and other lawful corporate purposes determined by the Company in its reasonable discretion, in compliance with applicable laws and regulations.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has a strong vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect the Company’s future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3emask.com

Website: https://3emask.com/